# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lixte Biotechnology Holdings, Inc., CIK 0001335105
CUSIP: 539319301
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 680 East Colorado Boulevard, Suite 180, Pasadena, California (CA), 91101
Date of event which requires filing of this statement: 02/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052389

## Reporting persons
- Orca Capital AG: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 217,392; shared voting power 0; sole dispositive power 217,392; shared dispositive power 0; aggregate amount beneficially owned 217,392 (8.1% of the class)

## Item 1. Issuer
Name of issuer: Lixte Biotechnology Holdings, Inc.
Address of issuer's principal executive offices: 680 East Colorado Boulevard, Suite 180, Pasadena, California 91101

## Item 2. Person Filing
Name of person filing: Orca Capital AG
Address of principal business office or, if none, residence: Sperlring 2 85276 Hettenshausen Deutschland
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 2,684,074 shares of Common Stock outstanding immediately after giving effect to the completion of the Issuer's registered offering and excludes 217,392 shares of Common Stock issuable upon the exercise of 217,392 private placement warrants held by the Reporting Person, subject to the 4.99% blocker (defined below).

Pursuant to the terms of the warrants as described in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on February 12, 2025, the Common Stock underlying the warrants is not registered and, further, the Reporting Person cannot exercise any of the warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 4.99% of the Issuer's outstanding Common Stock (the "4.99% Blocker").
Percent of class: 8.1%
Sole power to vote or to direct the vote: 217,392
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 217,392
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Orca Capital AG: /s/ Thomas Konig, Thomas Konig/Director (02/13/2025)